

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2018

Terry Rosen, Ph.D.
Chief Executive Officer
Arcus Biosciences, Inc.
3928 Point Eden Way
Hayward, CA 94545

>   **Re: Arcus Biosciences, Inc.**
>   **Amendment No.2 to Draft Registration Statement on Form S-1**
>   **Submitted February 5, 2018**
>   **CIK No. 0001724521**

Dear Dr. Rosen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Product Portfolio, page 2

1.   We note your response to our prior comment 3. Please remove the oral CD73 inhibitor from the pipeline table. We do not object to a discussion of such program below the table, but it is premature to include it in a product pipeline table since you have not yet identified a product candidate.

Executive Compensation
Material Compensation Developments Occurring After 2017 Fiscal Year End, page 146

2.   We note your disclosure in this section that you amended and restated the letter agreements with each of your executive officers. Please file such amended and restated agreements as exhibits or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

        You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Heidi E. Mayon, Esq.